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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/x/	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1999

Or

/ /	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from        to

Commission file number 000-25867

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Direct Focus, Inc.
401(k) Savings Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Direct Focus, Inc.
2200 NE 65th Avenue
Vancouver, WA 98661

DIRECT FOCUS, INC. 401(k) SAVINGS Plan

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999:
Statement of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-8
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999:
Line 4i—Schedule of Assets Held for Investment Purposes at Year End	9
Schedule G—Schedule of Nonexempt Transactions	10
Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.
SIGNATURE PAGE	11

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Direct Focus, Inc. 401(k) Savings Plan
Vancouver, Washington

    We have audited the accompanying statement of net assets available for benefits of the Direct Focus, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche, LLP
Portland, OR
August 29, 2000

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999

ASSETS:
Investments, at fair value (Note 3)	$645,829

Receivables:
Employee contributions	63,364
Employer contributions	93,183
Accrued income	181

Total receivables	156,728

NET ASSETS AVAILABLE FOR BENEFITS	$802,557

See notes to financial statements.

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999

ADDITIONS:
Dividends	$4,608
Net appreciation in fair value of investments (Note 3)	60,403

Net investment income	65,011

Contributions:
Participant contributions	654,024
Employer matching contributions	93,183

Total contributions	747,207

Total additions	812,218
DEDUCTIONS—Benefits paid to participants	9,661

NET INCREASE	802,557
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	—

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$802,557

See notes to financial statements.

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 1999

1. DESCRIPTION OF PLAN

    The following description of the Direct Focus, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General—The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Direct Focus, Inc. (the "Company"). The Plan was established effective January 1, 1999 and contributions to the Plan began on March 4, 1999. The Plan is available to all eligible employees of the Company who have been employed a minimum of three months and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Contributions—Participants may voluntarily contribute between 1% and 15% of their compensation, limited to $10,000 in 1999, as prescribed by ERISA. Participants may change their contribution percentage semiannually. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan. The Plan currently offers five mutual funds and one employer stock fund as investment options for participants. Participants can change the allocation of contributions or transfer balances between funds once a quarter. The Company may match a portion of the participant's elective contribution. The Company makes matching contributions of 50% of the employee contributions on the first 6% of allowable employee compensation for all eligible employees excluding Nautilus Human Performance Systems, Inc. ("Nautilus HPS") employees. For Nautilus HPS employees, the Company matches 35% of employee contributions on the first 4% of allowable employee compensation. Contributions are subject to certain limitations.

    Participant Accounts—A separate account is maintained for each participant, which is credited with the participant's contributions, the Company's matching contributions, and an allocation of Plan earnings or losses. Allocation of Plan earnings/losses is based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting—Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. A participant vests in the Company's matching contributions and earnings/losses thereon pursuant to the following vesting schedule.

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

    Generally, participants must have worked a minimum of 1,000 hours during the Plan year and must be employed by the Company on the last day of the Plan year in order to receive the matching contributions. In addition to the above requirements, participants must have worked 12 months before initially becoming eligible to receive the match.

    Payment of Benefits—Upon termination of service, a participant may be paid a lump-sum amount equal to the vested account value. Participants may also elect to maintain their account in the Plan until a future date.

    Forfeitures—Forfeited balances of terminated participants' nonvested accounts are allocated as a discretionary matching contribution for the Plan year in which the forfeiture occurs.

    Termination—Although it has not expressed any intent to do so, the Company may terminate the Plan or discontinue contributions at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, the accounts of all affected participants shall remain fully vested and nonforfeitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

    Investment Valuation and Income Recognition—The Plan's investments are stated at fair value, which is based on published market prices or the net asset values of shares held by the Plan at year end.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Benefit Payments—Benefits are recorded when paid.

    Administrative Expenses are paid entirely by the Company.

    Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Income Taxes—The Plan document is based on a non-standardized prototype plan and adoption agreement, which were approved by the Internal Revenue Service ("IRS"), as to form, by a letter dated May 17, 1990.However, the Plan has not yet received a determination letter from the IRS for the specific provisions of the adoption agreement as adopted by the Plan.The Plan Administrator believes that the Plan is currently designed and is being operated in accordance with the applicable requirements of the Internal Revenue Code.No provision for income taxes has been included in the Plan's financial statements.

3. INVESTMENTS

    The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1999:

American Balanced Fund, Inc. Income Fund	$45,178
Growth Fund of America, Inc.	234,866
New Perspective Fund	104,248
Washington Mutual Investors Fund, Inc.	196,767
Direct Focus, Inc. Common Stock	43,873

    Net appreciation by investment type for the year ended December 31, 1999 is as follows:

Mutual funds	$50,729
Common stock	9,674

Total	$60,403

4. PARTY-IN-INTEREST TRANSACTIONS

    Certain Plan investments are shares of mutual funds directed or managed by the Plan's Trustee (A.G. Edwards Trust Company) as defined by the Plan document and, therefore, these transactions qualify as party-in-interest. Additionally, the Plan invests in shares of Direct Focus, Inc., the Plan Sponsor, at the direction of the participants.

* * * * * *

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 1999

(a)	(b) Identity of Issue/ (c) Description of Investment	(d) Cost	(e) Current Value
*	CASH EQUIVALENTS—Prime Obligations Fund A		$20,897

	MUTUAL FUNDS:
*	American Balanced Fund, Inc. Income Fund		45,178
*	Growth Fund of America, Inc.		234,866
*	New Perspective Fund		104,248
*	Washington Mutual Investors Fund, Inc.		196,767

	Total mutual funds		581,059

*	COMMON STOCK—Direct Focus, Inc.		43,873

	TOTAL INVESTMENTS		$645,829

*
Denotes a party-in-interest with respect to the Plan

Note: Historical cost information is not required for participant-directed investments

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

SCHEDULE G—SCHEDULE OF NONEXEMPT TRANSACTIONS

YEAR ENDED DECEMBER 31, 1999

(a) Identity of Party Involved	(b) Relationship to Plan	(c) Description of Transactions	(d) Purchase Price	(e) Selling Price	(f) Lease Rental	(g) Expense Incurred with Trans- action	(h) Cost of Asset	(i) Current Value of Asset Transac- tion Date	(j) Net Gain or (Loss)
Direct Focus, Inc.	Plan Sponsor	Untimely remittance of employee contributions*	N/A	N/A	N/A	N/A	$8,055	$8,055	$—

*
In July 1999, the Plan Sponsor failed to remit certain employee deferrals to the trustee within the required time frame. The deferrals, plus estimated earnings thereon, were remitted to the trustee and allocated to participant accounts subsequent to December 31, 1999.

SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Direct Focus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN
	By:	DIRECT FOCUS, INC., the plan administrator
Date: September 29, 2000	By:	/s/ BRIAN R. COOK Brian R. Cook, President

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